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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              The York Group, Inc.
                                 Name of Issuer)
                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)
                                    986632107
                                 (CUSIP Number)

                                 Curtis J. Zamec
                                  Wilbert, Inc.
                 P.O. Box 210, Forest Park, Illinois 60130-0210
                                 (708) 865-1600
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

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                                  SCHEDULE 13D
-----------------------
 CUSIP NO.  986632107
-----------------------

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1        NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Wilbert, Inc. 36-1178800
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Illinois
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                           7        SOLE VOTING POWER
NUMBER OF                           1,176,400
SHARES                     --------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                            0
EACH                       --------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                              1,176,400
WITH                       --------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,176,400
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         *[X]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.2%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
            CO
-----------------------------------------------------------------------------



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Item 1.  Security and Issuer.

      This Amendment No. 3 to Schedule 13D amends the Schedule 13D dated September 18, 2000, as previously amended. Capitalized terms used are defined in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

      The total purchase price of all of the Common Stock reported in this Amendment No. 3 to Schedule 13D was $678,128. The source of funds for the purchase of such stock was working capital of Wilbert.

Item 4.  Purpose of Transaction.

      On October 9, 2000, Wilbert held a press conference in Baltimore, Maryland, at the meeting of the National Funeral Directors Association. Wilbert introduced Mr. Curtis J. Zamec as its new President and Chief Executive Officer. Mr. Zamec discussed Wilbert's holding company concept and its corporate structure consisting of Wilbert's three subsidiaries, incorporated herein by reference to Wilbert's Schedule 13D filing dated September 18, 2000. Mr. Zamec met with York's Chairman, Mr. Thomas J. Crawford, at his request on October 10, 2000, and discussed general mutual interests between the two companies.

Item 5.  Interest in Securities of York.

      (a)-(b) The response of Wilbert to Items 7 through 13 on the cover page and the responses of directors and executive officers of Wilbert set forth on
Schedule 1 to the Schedule 13D are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on October 23, 2000. Wilbert disclaims beneficial ownership in Common Stock owned by an affiliate of a director reflected on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in York's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

      (c) Set forth below is information with respect to each transaction with respect to the Common Stock since the last prior amendment to this Schedule 13D and up to and including October 23, 2000:



                                                   Aggregate
           Date                 Shares             Purchase
                              Purchased              price
    ------------------    -----------------    ------------------
        10/06/2000                   10,000              $ 58,313
        10/09/2000                    5,000              $ 28,063
        10/11/2000                    5,000              $ 27,438
        10/12/2000                   25,000              $135,625
        10/18/2000                   15,000              $ 82,313
        10/20/2000                   50,000              $269,688
        10/23/2000                   15,000              $ 76,688




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       ------------------    -----------------    ------------------










                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2000


                                  WILBERT, INC.


                                  By: /s/ Curtis J. Zamec
                                  -----------------------
                                  Curtis J. Zamec
                                  President/Chief Executive Officer